SEC 08032018 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 AND ENDING 03/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderight Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 9th Street, Suite 1A
(No. and Street)

Lockport IL 60441
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Rukujzo (815) 306-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 30 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Rukujzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Traderight Corp., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
JANET SCHULER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/23/12

Signature

President
Title

Janet Schuler
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TRADERIGHT, CORP.
D/B/A TRADERIGHT SECURITIES

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Traderight, Corp.
D/B/A Traderight Securities

We have audited the accompanying statement of financial condition of Traderight, Corp. D/B/A Traderight Securities as of March 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Traderight, Corp. D/B/A Traderight Securities as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 2, 2008

TRADERIGHT, CORP.
D/B/A TRADERIGHT SECURITIES

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

ASSETS		
Cash and cash equivalents	$	223,702
Receivables from broker/dealers		122,988
Securities owned, at market or fair value		13,525
Equity in commodity futures trading accounts		
Cash		36,074
Open trade equity		(2,910)
Office equipment, at cost, net of $5,675 accumulated depreciation		9,649
Other assets		3,500
TOTAL ASSETS	$	406,528
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	152,008
Payable to broker/dealer		23,858
Commissions payable		33,200
Total Liabilities	$	209,066
SHAREHOLDERS' EQUITY		
Common stock, $.001 par value; authorized 50,000,000 shares, issued and outstanding 5,500,000 shares	$	5,500
Additional paid in capital		3,907,343
Retained earnings (deficit)		(3,715,381)
Total Shareholders' Equity	$	197,462
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	406,528

The accompanying notes are an integral part of this financial statement.

TRADERIGHT, CORP.
D/B/A TRADERIGHT SECURITIES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly owned subsidiary of Financial Networks Group, LLC, was incorporated in the state of Florida on December 1, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Commission Revenue - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Firm Securities Transactions - Securities transactions in firm investment and trading accounts are recorded on a trade date basis. These securities are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of office equipment is provided for using an accelerated method over a five year period.

NOTE 2 - SECURITIES OWNED

Marketable securities owned consist of equity securities reported at market value.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchange traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notational amounts related to these financial instruments reflect the volume and activity and do not reflect the amount of risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependant upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company, and their customers, will sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

Clearing Agreement - In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with two broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreement between the

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the aforementioned agreements, the Company is prohibited from entering into similar agreements with other broker/dealers without prior written consent from the Clearing Broker/dealers. The Company is required to deposit $100,000 with one of the Clearing Broker/dealers to assure the Company's performance under the agreement. Other items, including insurance requirements and termination fees, are included in these agreements. One of the agreements is renewed annually. The other was entered into March, 2006 and has an original term of three years.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2008, the Company's net capital and required net capital were $171,280 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 122%.

NOTE 5 - PREFERRED STOCK

The Company also has 5,000,000 shares of $.001 par value preferred stock authorized. None of these authorized shares are issued or outstanding at March 31, 2008.

NOTE 6 - RELATED PARTY INFORMATION

As previously mentioned, the Company is wholly owned by Financial Networks Group, LLC (FNG). The Company is also affiliated through common ownership with Traderight, Futures, LLC, a National Futures Association member.

The Company has entered into an agreement with FNG whereby FNG will provide the Company with management services and will receive an amount monthly in recognition for these services. The amount to be received by FNG and the term of the agreement are both determined on a month to month basis. During the year ended March 31, 2008, the Company incurred $161,204 to FNG pursuant to the terms of this agreement. No amounts were owed to FNG at March 31, 2008.

The Company also paid $14,462 to FNG for lease of its office space.

NOTE 7 - BANK LINE

The Company has established a bank line of credit in the amount of $50,000 bearing a variable interest rate. The outstanding balance at March 31, 2008 was $0.

NOTE 8 - INCOME TAXES

The Company has yet unused a net operating loss carry-forward of $1,535,565 which begins to expire on April 1, 2021.

NOTE 9 - CONTINGENCIES

As of March 31, 2008 the following claims have been asserted against the Company:

Nine investors which were serviced by a former representative of the Company have asserted they were placed in an outside investment that turned out to be an alleged ponzi scheme. The investors claim their total losses to be $500,000.

NOTE 9 - CONTINGENCIES - (Continued)

Legal counsel believes the Company may have a number of viable defenses, but cannot estimate any potential loss because a statement of claim has not been received. However, legal counsel believes it is probable that the Company may incur substantial expense regarding this matter. The Company has insurance that may cover all or a portion of any unfavorable outcome.

Two claimants, including one former registered representative (and principal) of the Company have commenced a FINRA arbitration action against the Company. The action is in connection with an asset purchase agreement. The former representative has also asserted causes of action in relation to commissions and other fees allegedly owed to her and a claim for defamation. At this time the Company's legal counsel is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of any potential loss.

An action has commenced by the State of Illinois alleging the Company failed to file certain required forms in relation to alleged outside business activities. At this time the Company's legal counsel is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of any potential loss.

END